Exhibit 99.1

Mercurity Fintech Holding Inc. Reports First Half 2022

Financial Results

New York,-- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial and Operating Highlights

•	GAAP revenue - First half 2022 GAAP revenues of USD$783,089, compared to revenues of USD$5,864 in first half 2021, reflecting an increase of 13254.18% in GAAP revenue and demonstrating the Company’s enhanced profitability and diversified revenue stream in the six months ended June 30, 2022.
•	GAAP gross loss - First half 2022 GAAP gross loss of USD$508,695, compared to gross profit of USD$5,864 in first half 2021, reflecting an increase of 8774.88% in GAAP gross loss.
•	GAAP net loss - First half 2022 GAAP net loss of USD$2,368,573, compared to net loss of USD$15,295,667 in first half 2021, reflecting a decrease of 84.51% in GAAP net loss and demonstrating the Company’s cost management improvement.
•	Non-GAAP net loss - First half 2022 Non-GAAP net loss of USD$1,439,610, compared to net loss of USD$689,786 in first half 2021, reflecting an increase of 108.70% in non-GAAP net loss.

Mr. Shi Qiu, the Chief Executive Officer (“CEO”), commented, “MFH has reinvented itself in the first half of 2022 with the changes of our Board of Directors (the “Board” or the “Board of the Company” or the “Board of Directors”) and the management team, and has focused on setting the foundations for future business opportunities. Specifically, we have been divesting certain operations in Asia and moving toward global operations focusing on the United States. These are significant changes and as our Company continues to evolve with the future blockchain technologies, we expect to profit considerably in years to come. Despite the crypto winter and unpredictable capital markets, we are satisfied with how our Company has navigated these difficult market conditions; having increased revenue, cut overhead costs, and received significant investments through three rounds of financing in the fourth quarter of 2022. Through the capital raises and recent management restructuring, we have reaffirmed our Company’s core values with a focus on our shareholders and have set the foundations for robust future growth opportunities in 2023.”

RECENT DEVELOPMENTS

Dismantling of the VIE structure and divestment in companies in mainland China controlled by VIE agreements

On January 15, 2022, the Company disposed two of its variable interest entities, Beijing Lianji Technology Co., Ltd. (“Beijing Lianji”) and Beijing Mercurity Technology Co., Ltd. (“Beijing Mercurity”), both of which were under the control by Beijing Lianji Future Technology Co., Ltd. (“Lianji Future”), a wholly foreign owned subsidiary of the Company. On January 15, 2022, Lianji Future, Beijing Mercurity and Zhiyou Wang entered into a VIE termination agreement (the “Beijing Mercurity VIE Termination Agreement”) pursuant to which the parties thereto have agreed to terminate any and all of the control agreements among the parties and terminate the stock pledge on the shares of Beijing Mercurity held by Zhiyou Wang. In connection with the Beijing Mercurity VIE Termination Agreement, on January 15, 2022, Lianji Future, Beijing Mercurity, Ucon Capital (HK) Limited (“Ucon”), Mercurity Limited (“Mercurity BVI”) and the Company entered into a credit transfer agreement (the “Beijing Mercurity Credit Transfer Agreement”), whereby Beijing Mercurity transferred its right to receive RMB 3,543,697 Chinese Yuan (the “Beijing Mercurity Receivable”) from a third party to Lianji Future, effective immediately. Zhiyou Wang was a shareholder of the Company. Other than the Beijing Mercurity Receivable, as of January 15, 2022, the Company has divested all the other assets and liabilities of Beijing Mercurity, which was not material due to the decline and suspension of Beijing Mercurity’s defi platform business.

Additionally, on January 15, 2022, Lianji Future, Beijing Lianji, Jie Zhou and Zhiyou Wang entered into a VIE termination agreement (the “Beijing Lianji VIE Termination Agreement”) pursuant to which the parties thereto have agreed to terminate any and all of the control agreements among the parties and terminate the stock pledge on the shares of Beijing Lianji held by Zhiyou Wang (95% shareholder of Beijing Lianji) and Jie Zhou (5% shareholder of Beijing Lianji). In connection with the Beijing Lianji VIE Termination Agreement, on January 15, 2022, Lianji Future, Beijing Lianji, Ucon, Mercurity BVI and the Company entered into a credit transfer agreement (the “Beijing Lianji Credit Transfer Agreement”), whereby Beijing Lianji transferred its right to receive RMB 350,000 Chinese Yuan (the “Beijing Lianji Receivable”) from a third party to Lianji Future, effective immediately. Jie Zhou was a beneficial shareholder of the Company. Other than the Beijing Lianji Receivable, as of January 15, 2022, the Company has divested all the other assets and liabilities of Beijing Lianji, which was not material due to the decline and suspension of Beijing Lianji’s defi platform business.

Since January 15, 2022, the Company has neither controlled nor owned Beijing Lianji or Beijing Mercurity and the Company no longer owns any companies controlled by any VIE agreement as of the date herein.

Efforts to recover the Company’s misplaced digital assets (the “Recovery Proceeding”)

In late February 2022, it came to the Company’s attention that the Company could not reach Wei Zhu (“Zhu”), the Company’s former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li (“Li”), a former member of the Board. Around that time, the Company realized that it temporarily lost control of all cryptocurrencies attributed to the Company. The book value on June 30, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was USD$7,408,688. Later, the Company was informed that Zhu and Li were suspected of certain criminal offenses unrelated to the Company’s operations and had been detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China (the “Public Security Bureau”), leading to that the Company’s hardware cold wallet and all cryptocurrencies held by Zhu, the former acting Chief Financial Officer, were seized and impounded by the Public Security Bureau. The Company verified that Bitcoins and USD Coins with a book value as of June 30, 2022 of USD$6,093,621 stored in the out-of-control wallet had been transferred to other unknown wallets.

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in their efforts to recover the seized cold wallet and cryptocurrencies from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “Law”). As of December 23, 2022, the Company and Deheng had not received any definitive response from the Public Security Bureau. The Company together with its PRC counsel will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which the Company believes were wrongfully seized and impounded by the Public Security Bureau.

As the Recovery Proceeding has not yet concluded, the Company’s financial statements for the first half of 2022 does not reflect the digital assets currently being held temporarily by the Chinese authorities.

Overview of business development for the first half of 2022

In the second half of 2021, the Company added cryptocurrency mining as one of the main businesses going forward. The Company has entered into digital asset mining pools by executing a business contract with a collective mining service provider to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

According to the Company's five-year business plan laid out in the second half of 2021, the Company had originally planned to start physical cryptocurrency mining operations in the United States on a large scale in March 2022, but due to the Recovery Proceeding and the Bitcoin market price crash, the Company has delayed the implementation of some of these projects.

The Company also has focused on blockchain technology services since the second half of 2021, including designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies, but in the first half of 2022, due in large part to the sustained cryptocurrency bear market and the time it takes for new technologies to achieve mass adoptions, the Company had yet to generate significant revenue from its blockchain technology services.

In the first half of 2022, the Company completed a novel software for the quantitative trading of digital assets through independent research and development. The software will first be implemented internally to enhance the quantitative cryptocurrency investment business before it will be made available to the public.

Changes in the Board of Directors and Management in the Six Months Ended June 30, 2022

There is no denying that the Recovery Proceeding has created some challenges regarding the Company’s daily operations in 2022. In response to the Recovery Proceeding, the Company underwent a series of significant changes in the Board of Directors and the management team.

On March 28, 2022, Mr. Wei Zhu resigned from the Director, the Co-Chairperson, the Acting Chief Financial Officer, and the Co-Chief Executive Officer positions from the Board and the Company, and Mr. Minghao Li resigned from the Director position from the Board of the Company on the same day. On April 7, 2022, the Board of the Company appointed Mr. Xuehui He and Mr. Yunhui Jin as Independent Directors of the Board, and Mr. Wenjie Han, and Mr. Junjie (Keith) Tan as Directors of the Board.

On April 13, 2022, Samuel Shen, Tony C. Luh, and Paul L. Gillis, each an Independent Director of the Company (each “Departing Director”), resigned from the Board of the Company because each Departing Director did not agree with certain other members of the Board regarding their requests for an internal inquiry and confirmation of certain events disclosed in the Company’s current reports on Form 6-K filed on April 11, 2022 and April 13, 2022.

On May 6, 2022, Mr. Laibin Ding, Mr. Wenjie Han, and Mr. Yunhui Jin resigned from the Directors positions of the Board of the Company for their personal reasons. On May 7, 2022, Mr. Xuehui He resigned from the Director position from the Board of the Company due to personal reasons.

On May 7, 2022, the Board of the Company elected Shi Qiu, Xiang Qu, and Er-Yi Toh as new Directors of the Company, among whom Xiang Qu and Er-Yi Toh are deemed Independent Directors, and the Board removed Hua Zhou as the Chairperson of the Board and elected Huahui Deng as the Chairman of the Board. The Board also removed Hua Zhou as the Chief Executive Officer of the Company and appointed Shi Qiu as the new Chief Executive Officer of the Company, and appointed Cheng Hock Phuah as the new Chief Financial Officer of the Company.

In connection with the changes of the Board of Directors and the management team, the Company has been shifting directions and focusing on finding new funds and new business opportunities particularly related to its global business operations.

On June 13, 2022, the Company issued a promissory note (the “Note”) to Ying Wang (the “Noteholder”), a Singapore resident, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 (the “Maturity Date”) and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of June 30, 2022, the Company has received USD$0.4 million (the “Outstanding Loan Amount”) of the Note from the Noteholder. On August 29, 2022, the Noteholder sold, assigned, transferred, and conveyed unto Aiming Jumbo Limited (the “Purchaser”) the Noteholder’s rights and interests to receive payments from the Company in connection with the Note in exchange for the repayment of the Outstanding Loan Amount.

FINANCIAL RESULTS

For the First Half Ending June 30, 2022:

Revenues were USD$783,089 in the first half of 2022, all of which derived from digital asset mining business, compared to USD$5,864 in the first half of 2021, all of which derived from technical services business. This represents an increase of 13254.18% in the Company’s revenue during the same period in 2021.

General and administrative expenses were USD$1,247,344 for the first half of 2022, compared to USD$6,612,154 in the same period of 2021. General and administrative expenses consisted primarily of USD$356,173 in stock-based compensation costs, USD$500,196 in employment costs, USD$365,613 in professional fees, and USD$25,352 in other office expenses. The increase in stock-based compensation expenses was primarily due to the vesting of previously granted Restricted Stock Units according to 2021 Share Incentive Plan. This represents an annual decrease in general and administrative expenses of 81.14%.

Impairment loss of intangible assets for the first half of 2022 was USD$572,790 due to the market wide decrease in fair value of digital assets the Company held, compared to an impairment loss of intangible assets from operations of USD$372,995 in the same period during 2021.

Loss from operations in the first half of 2022 was USD$2,363,262 compared to a loss from operations of USD$6,979,266 in the same period of year 2021, representing a 66.14% decrease in loss from operations. Without the intangible asset impairment and the adjustment to the stock option incentive expenses, the Company had an operating loss of USD$1,434,299 in the first half of 2022.

Loss before provision for income taxes in the first half of 2022 was USD$2,368,573 compared to a loss before provision for income taxes of USD$6,978,572 in the same period of year 2021. Without the intangible asset impairment and the adjustment to the stock option incentive expenses, the Company had a loss before provision for income taxes of USD$1,439,610 in the first half of 2022.

Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc. is a non-GAAP measure which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax expenses. Non-GAAP net loss attributable to Mercurity Fintech Holding Inc. was USD$1,439,610 in the first half of 2022 and non-GAAP net loss attributable to Mercurity Fintech Holding Inc. was USD$689,786 in the same period of year 2021.

Cash and cash equivalents were USD$204,587 as of June 30, 2022, compared to USD$440,636 as of December 31, 2021. Total shareholder equity as of June 30, 2022 was USD$6.6 million, compared to total shareholder equity of USD$8.6 million as of December 31, 2021.

Intangible assets, net were USD$7,408,688 as of June 30, 2022, compared to USD$8,197,290 as of December 31, 2021. As of June 30, the intangible assets of the Company are all cryptocurrencies, including 125.85847973 Bitcoins and 2,005,537.5 USD Coins. Due to the significant decline in BTC market prices during the first half of 2022, the Company calculated the fair value of BTC based on the average price of BTC market prices over the most recent 12 months and recognized an impairment loss of USD$566,926. As of June 30, 2022, the Company still had not regained control of all cryptocurrencies attributed to the Company.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S.GAAP"), the Company uses non-GAAP financial measures, including Non-GAAP loss/income from continuing operations and Non-GAAP net loss/income attributable to the Company, that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provisions for income tax expenses. The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculations of this non-GAAP financial information may be different from the calculations used by other companies, and therefore comparability may be limited. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

BUSINESS OUTLOOK

On July 15, 2022, the Company incorporated Mercurity Fintech Technology Holding Inc. (the “Consultant”), which plans to develop cryptocurrency consultation services, including business and financial advisory services for small-scale enterprises in the cryptocurrency industry. On August 23, 2022, the Consultant signed a Consulting Agreement with a Chinese media company (the “Client”), pursuant to which the Consultant will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering (the “IPO”). The Consulting Agreement shall continue until December 31, 2024 unless terminated earlier by both parties. In accordance with the Consulting Agreement, the total cash payment for the Consultant’s services shall be USD$160,000, and, upon completion of the IPO, the Client shall issue its equity securities worth of USD$3,000,000 as the remainder of the compensation.

On October 9, 2022, the Board of the Company appointed Lynn Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, and Hui Cheng as new Directors of the Company, among whom Lynn Alan Curtis, Zheng Cui, and Hui Cheng are deemed independent. On October 9, 2022, the Company appointed Qian Sun to be the Chief Executive Officer and Director of Mercurity Fintech Technology Holding Inc. (the “U.S. Subsidiary”).

On November 11, 2022, the Company entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with certain non-U.S. investors to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$3.15 million (the “First PIPE Proceeds”). Net proceeds from the PIPE financing are expected to be used to advance the Company’s business development activities for working capital and other general corporate purposes. Among other purposes, the Company intends to use part of the First PIPE Proceeds to grow its cryptocurrency consultation services in the U.S., including obtaining the “BitLicense” from New York State Department of Financial Services for digital currency related activities although the Company cannot provide any assurances on obtaining the “BitLicense” in the immediate future or at all.

On November 11, 2022, Cheng Hock Phuah resigned the Chief Financial Officer position of the Company without any disagreement from the Company on any matter relating to its operations, accounting policies, or practices. On November 13, 2022, the Board of Directors of the Company appointed Yukuan Zhang, previously served as the Chief Accountant of the Company, as the new Chief Financial Officer to fill the vacancy created by Mr. Phuah’s resignation.

On November 21, 2022, the Company held a shareholders' meeting, the proposals approved by the requisite majority of the votes cast by the shareholders that attended the Meeting by proxy or in person are as follows: 1) Election of Shi Qiu, Xiang Qu, Er-Yi Toh, Cong Huang, Keith Tan Jun Jie, Lynn Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, and Hui Cheng, to serve the Board of Directors of the Company, until the next annual shareholders meeting and until their successors are duly elected and qualified. 2) Approval of the reverse split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio of not less than one (1)-for-three hundred sixty (360) and not more than one (1)-for-seven hundred twenty (720), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board, or any duly constituted committee thereof, in its discretion. 3) Suspension of the trading of the Company’s American Depositary Receipts / Shares (“ADRs”), termination of the Deposit Agreement for the ADRs among the Company, its depositary bank, Citibank, N.A., and the holders and beneficial owners of the Company’s ADRs, the exchange of ADRs for the corresponding ordinary shares of the Company, and commencement of trading of the Company’s ordinary shares on the Nasdaq Stock Market upon the effectiveness of the Reverse Split.

At the annual shareholders’ meeting held on November 21, 2022 (the “2022 Annual Shareholder Meeting”), the Board and management of the Company reformulated the Company’s development strategy for the next three years. The Company's business will include: 1) digital asset business, including cryptocurrency mining and quantitative investment; 2) Blockchain technology services business, including designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies; 3) cryptocurrency consultation services, providing industry advisory services and financial advisory services for small-scale enterprises in the cryptocurrency industry.

The Company is currently creating a digital report, which it will release publicly in early 2023, detailing more specific plans related to the three-year growth strategy as outlined by the Board of Directors and management team at the 2022 Annual Shareholder Meeting. According to Shi Qiu, the Company’s CEO “It took hundreds of years to build Wall Street, but with crypto everything is accelerated. We plan to dedicate the next three years, during fluctuating market conditions, to building the Web3 and blockchain infrastructure of the future, and we believe that we will prosper from our business model and steadfast devotion to this exciting and ever-expanding space.”

On November 30, 2022, the Company entered into a Securities Purchase Agreement with two investors to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million (the “Second PIPE Proceeds”). Net proceeds from the PIPE financing are expected to be used to advance the Company’s business development activities for working capital and other general corporate purposes. Among other purposes, the Company intends to use part of the Second PIPE Proceeds to grow its cryptocurrency consultation services in the U.S., including obtaining the “Bit License” from New York State Department of Financial Services. for digital currency related activities although the Company cannot provide any assurance on actually obtaining the “Bit License” in the near future or at all.

On December 15, 2022, the Company (the "Purchaser") entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Huangtong International Co., Ltd. (the "Vendor" or “Huangtong International”), providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices (the “Assets”), for an aggregate consideration of USD$5,980,000, payable in the Company’s ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify the Company as a pioneer in the creation of the Web3 framework. Pursuant to the Asset Purchase Agreement, the Company would make the payment for the aforementioned equipment in the form of its ordinary shares (the “Purchase Price Shares”), at a stipulated price of USD$0.0022 per share, in the aggregate amount of 2,718,181,818 shares. The Company shall issue Huangtong International certain amount of warrants, with an exercise price of USD$0.60 per ADR or USD$0.00167 per ordinary share, subject to the condition that the Assets generate certain amounts of gross revenue and net income as set forth in the Asset Purchase Agreement. Huangtong International will remain responsible for the installation of all mining equipment at sites designated by the Company and will also undertake routine maintenance of the devices for one year.

On December 23, 2022, the Company entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. The Company expects to use the net proceeds from the three rounds of PIPE financing to develop its Web3 and blockchain infrastructure, expand its consultation services, and pursue the licensure for cryptocurrency (“BitLicense”) from New York State Department of Financial Services although the Company cannot provide any assurance on actually obtaining the “BitLicense” in the near future or at all.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Ke Yang

Mercurity Fintech Holding Inc.

ir@mercurityfintech.com

Tel: + 86 18234456883

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Six Months Ended June 30,
	2022	2021
Revenues
Technical services	-	6
Digital asset mining	783	-
Total revenues	783	6
Cost of revenues	(1,292)	-
Gross profit	(509)	6
Operating expenses:
General and administrative	(1,247)	(6,612)
Provision for doubtful accounts	(4)	-
Loss on disposal of intangible assets	(30)	-
Impairment loss of intangible assets	(573)	(373)
Total operating expenses	(1,854)	(6,985)
(Loss)/income from operations	(2,363)	(6,979)
Interest income, net	-	1
Other income/(Expenses), net	(1)	-
Loss from disposal of VIEs	(5)	-
(Loss)/income before provision for income taxes	(2,369)	(6,979)
Income tax benefits	-	-
(Loss)/Income from continuing operations	(2,369)	(6,979)
Discontinued operations:
Loss from discontinued operations	-	(8,317)
Net loss	(2,369)	(15,296)
Net loss per ordinary share
Basic	(0.00)	(0.00)
Diluted	(0.00)	(0.00)
Weighted average shares used in calculating net loss per ordinary share
Basic	5,143,716,229	3,404,459,129
Diluted	5,143,716,229	3,404,459,129

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Six Months Ended June 30,
	2022	2021
Net loss	(2,369)	(15,296)
Other comprehensive loss
Change in cumulative foreign currency translation adjustment	20	6
Comprehensive loss	(2,349)	(15,290)

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	June 30, 2022	December 31, 2021
ASSETS:
Current assets:
Cash and cash equivalents	205	441
Accounts receivable, net	-	-
Prepaid expenses and other current assets, net	11	1,295
Amounts due from related parties	-	2
Current assets of discontinued operations	-	4
Total current assets	216	1,742
Non-current assets:
Intangible assets, net	7,409	8,197
Goodwill
Deferred tax assets
Total non-current assets	7,409	8,197
TOTAL ASSETS	7,625	9,939

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	88	218
Amounts due to related parties	932	1,123
Current liabilities of discontinued operations	-	31
Total current liabilities	1,020	1,372
TOTAL LIABILITIES	1,020	1,372
Commitments and contingencies
Shareholders' equity:
Ordinary shares	50	49
Additional paid-in capital	668,539	668,184
Accumulated deficit	(663,135)	(660,766)
Accumulated other comprehensive income	1,151	1,100
Total shareholders' equity	6,605	8,567
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,625	9,939

MERCURITY FINTECH HOLDING INC.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

	Six Months Ended June 30,
	2022	2021
Loss from continuing operations	(2,369)	(6,979)
Net loss attributable to Mercurity Fintech Holding Inc.	(2,369)	(15,296)
Amortization of acquired intangible assets (a)	-	-
Provision for income tax expenses (b)	-	-
Share-based compensation (c)	356	6,126
Impairment loss from continuing operations (d)	573	373
Impairment loss attributable to Mercurity Fintech Holding Inc. (d)	573	8,480
Non-GAAP (loss)/income from continuing operations (a)(b)(c)(d)	(1,440)	(480)
Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc.(a)(b)(c)(d)	(1,440)	(690)

Notes:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude provision for income tax expenses

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss